U.S. Securities and Exchange Commission
                             Washington, DC 20549

                       NOTICE OF EXEMPT SOLICITATION


1. Name of the Registrant:

                         VERIZON COMMUNICATIONS, INC.
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2.  Name of the person relying on exemption:

   ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN, JACK
 K. COHEN, EILEEN T. LAWRENCE, PAMELA M. HARRISON, ROBERT A. REHM, DONALD R. KAUFMANN, CHARLES F. SCHALCH, DAVID J. SIMMONS, JOHN L. STUDEBAKER
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3.  Address of the person relying on exemption:

              P.O. BOX 33, COLD SPRING HARBOR, NEW YORK   11724
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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):



Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724                            (logo)
_____________________________________________________________________________
_____________________________________________________________________________
Phone: (631) 367-3067                       Web Site: www.belltelretirees.org
Fax: (631) 367-1190                   E-mail: association@belltelretirees.org
Hotline: 1-800-261-9222

                 THIS LETTER IS INTENDED FOR VERIZON SHAREOWNERS ONLY
        This letter is for our members who own Verizon Stock. If you do not own Verizon stock, please this on to anyone you know who owns Verizon stock. The Association of BellTel Retirees Inc. has one proposal (Item 6) and a high level of interest in Item 3. If you have not received your Verizon proxy info by April 9th, contact your broker or call Computershare Trust Company at 1-800-631-2355. PLEASE DO NOT RETURN PROXY CARDS to the Association of BellTel Retirees.

President and                                                      March 2012
Executive Director
C. William Jones         Dear Fellow Association Member:
(410) 770-9485
                         We urge you to pay particular attention to two items
Office Manager           on Verizon's proxy card for the upcoming Annual
Christina M. Kruger      Meeting, scheduled for May 4 in Huntsville, Alabama,
(631) 367-3067           and to vote contrary to the Board's recommendation
                         on Items 3 and 6.

BOARD OF                 ITEM 6: VOTE FOR "VESTING OF PERFORMANCE STOCK
DIRECTORS                UNITS" PROPOSAL

Officers
John M. Brennan          ITEM 3: VOTE AGAINST THE ADVISORY VOTE ON EXECUTIVE
Chairman of the Board    COMPENSATION
(201) 666-8174
                         We believe that the Company's compensation policies
Jack K. Cohen            could be better aligned with long-term shareholder
Executive Vice President interests.
(914) 245-3129

Eileen T. Lawrence       * ITEM 6: VOTE FOR A POLICY TO LIMIT LARGE
(718) 229-6078             PERFORMANCE SHARE UNIT (PSU) PAYOUTS TO THE
                           ACHIEVEMENT OF TOTAL SHAREHOLDER RETURN (TSR)
Pamela M. Harrison         EQUAL TO OR ABOVE THE MEDIAN AMONG THE RELATED DOW
Secretary &                PEERS INDEX.
V.P. Union relations
(845) 225-6497           While we support the board's policy of paying the
                         majority of long-term equity compensation in the
Robert A. Rehm           form of performance stock units (PSUs), we believe
Chief Financial          that large pay-outs for below-median performance
Officer                  as low as the bottom 26th percentile does not
(516) 827-0801           adequately align pay with performance.

Directors                We believe PSUs should not vest or pay out unless
Donald R. Kaufmann       Verizon's Total Shareholder Return (TSR) is at least
(610) 687-1363           equal to or above the median relative to the company
                         peer index selected by the Board.
Charles F. Schalch
(610) 399-3626           Each year the Company's named executive officers
                         receive long-term equity awards with a potential
David J. Simmonds        payout that is between five and 12 times base
(732) 636-4847           salary, depending on the officer and Verizon's TSR
                         over the three-year performance cycle. These equity
John L. Studebaker       performance grants are divided between PSUs (60%)
(610) 296-0281           and Restricted Stock Units (40%).

Board Member             The problem is that executives can receive 50% of
Emeritus                 the PSU "target" award, at the end of a three-year
Louis Miano              cycle, even if Verizon's Total Shareholder Return
                         (TSR) ranks as low as 25th among the 34 companies that the Board views as the Company's peers.

                         For example, CEO Lowell McAdam's Target Award in 2011 is $5.25 million (for the 2011-2013 cycle).
                         McAdam will receive 50% of Target ($2.62 million) if Verizon's TSR ranks as low as 25th among the 34 Dow Related Peers - nearly bottom quartile performance. At the high end, McAdam will receive 200% of Target ($10.5 million) if Verizon ranks among the top four, i.e., above 90th percentile (2012 Proxy, pp. 38, 44).

                         ISS Proxy Advisory Services has in previous years recommended a vote FOR this resolution, stating in its 2010 analysis that "ISS believes that significant awards should not be provided for below-median performance . . .."
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We believe Verizon's low performance bar for a 50% payout is particularly unjustified because senior executives receive 40% of their long-term "performance pay" in restricted stock (RSUs). RSUs vest after three years regardless of performance. Although the Board justifies RSUs in part as a "retention incentive" (2012 Proxy, p. 37), RSUs pay out even if the executive retires or is terminated without cause, after a change in control, or voluntarily for good reason.

This proposal leaves the Board with full discretion to determine what percentage of the PSU Target Award should be earned for performance at or above the median. The resolution merely requests that the Board change the minimum pay-for-performance threshold from the 26th to the 50th percentile relative to whatever company peer index is selected by the Board.

     * ITEM 3: VOTE AGAINST APPROVING THE EXECUTIVE COMPENSATION PACKAGE

We urge you to use your "say on pay" vote to send a message that in addition to the more challenging pay-for-performance threshold recommended above (Item
6), the Board should scale back its expensive set of windfall termination benefits. For example, the 2012 Proxy discloses that former CEO Ivan Seidenberg "became entitled to receive upon his retirement" $35.3 million, which exceeds six times his 2011 base pay plus bonus. (2012 Proxy, p. 56).

When Verizon promoted Mr. McAdam to CEO last year, it more than triples his pay to $23 million. His salary increased by 53% to $1.4 million, and the grant date value of his stock awards increased more than four-fold, to $18.8 million. These grants include a special grant of PSUs with a potential $14 million payout. This is on top of his regular annual equity grant, the PSU portion of which could be worth $10.5 million (2012 Proxy, p. 44).

Even if the CEO's total compensation opportunity is justified, in our view shareholder interests are not well-served by adding on top what we believe to be overly-generous severance payments:

GOLDEN PARACHUTES: If CEO McAdam is terminated without cause, either after or without a change in control, he is eligible to receive an estimated $34.8 million, more than nine times his 2011 base salary plus bonus. (2012 Proxy pp. 56, 44).

GOLDEN COFFINS: Upon termination of employment due to death, McAdam would receive $34.8 million over and above any pension or deferred compensation, which pay millions more (p. 56).

EXECUTIVE PENSIONS: Verizon's nonqualified retirement saving plan continues to offer more generous benefits to senior executives than to rank-and-file managers or employees. For example, former CEO Ivan Seidenberg received $449,000 in company contributions to the nonqualified plan in 2011, plus $305,000 in "above-market earnings" on his non-qualified plan assets. (Compensation Tables, pp. 44-45).

The Board lists a number of "best practices" it has adopted. While we commend the Board for gradually reforming its executive compensation structure over the years, we also note that several of these improvements were adopted only after receiving strong support as shareholder proposals - proposals the Board initially opposed. Let management and the Board hear your voice on Verizon's compensation practices.

PLEASE VOTE AGAINST ITEM 3 AND FOR ITEM 6.

                                                              Sincerely yours,

                                                                /s/ Bill Jones
                                                              C. William Jones
                                                President & Executive Director
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The cost of this letter is being borne entirely by the Association of BellTel
Retirees Inc. This is not a solicitation. Please do not send your proxy card to the Association.
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